Exhibit 99.12

Consent of Sheldon H. Smith

The undersigned hereby consents to the use of the technical report titled “NI 43-101 Technical Report, Queensway Gold Project, Newfoundland and Labrador, Canada” with an effective date of June 30, 2025, and prepared for the Company in accordance with National Instrument 43-101, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2025 of New Found Gold Corp.

Dated this March 25, 2026

/s/ Sheldon H. Smith, P.Geo.
Sheldon H. Smith, P.Geo.
Senior Hydrologist and Senior Principal
Stantec Consulting Limited